Mail Stop 4561

October 6, 2006

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple Computer, Inc.
1 Infinite Loop
Cupertino, California 95014

      Re: **Apple Computer, Inc.**
                Form 10-K for the Fiscal Year Ended
                September 24, 2005
                Filed November 30, 2005
                Forms 8-K filed October 11, 2005, January 18, 2006,
                April 19, 2006, July 19, 2006 and August 3, 2006
                File No. 000-10030

Dear Mr. Oppenheimer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief